Exhibit 3.7

CERTIFICATE OF FORMATION

OF

XM INVESTMENT LLC

This Certificate of Formation of XM Investment LLC (the “LLC”), dated as of April 25, 2005, is being duly executed and filed by Joseph M. Titlebaum, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code §18-101, et seq.).

1.	NAME

The name of the limited liability company is XM Investment LLC (the “LLC”).

2.	REGISTERED OFFICE AND AGENT

The address of the LLC’s registered office in the State of Delaware is 2711 Centre Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of the LLC’s registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of XM Investment LLC this 25th day of April, 2005.

By:	/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
Authorized Person